Exhibit 99.1

September 11, 2026

To:	All Canadian Securities Regulatory Authorities

NASDAQ Exchange

Subject: LIBERTY DEFENSE HOLDINGS, LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	October 08, 2026
Record Date for Voting (if applicable) :	October 08, 2026
Beneficial Ownership Determination Date :	October 08, 2026
Meeting Date :	November 27, 2026
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	53044R867	CA53044R8672

Sincerely,

Computershare

Agent for LIBERTY DEFENSE HOLDINGS, LTD.